

March 5, 2014

David T. Hamamoto
Chief Executive Officer
NorthStar Asset Management Group Inc.
399 Park Avenue
18th Floor
New York, New York 10022

      Re: NorthStar Asset Management Group Inc.
               Registration Statement on Form 10
               Filed February 5, 2014
               File No. 001-36301

Dear Mr. Hamamoto:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

Our Asset Management Strategy, page 3

2.   To give context to this disclosure, please include tabular disclosure of the fees earned as a result of your asset management strategy.

Selected Financial Data, page 7

3.   Please tell us, and enhance your disclosure throughout the document to describe, how the absence of the management agreement impacted the assumptions you made to allocate

indirect expenses from NorthStar Realty.

The Distribution

Results of the Distribution, page 17

4.   Please revise to identify and briefly describe all material agreements you plan to execute in connection with the spin-off.

Risk Factors, page 23

5.   Please note that this section should discuss all material risks. As such, please remove the qualifying language referring to additional risks not discussed in this section.

Employees, page 48

6.   We note your disclosure on page 7 that you expect to employ the majority of NorthStar Realty's employees. Please clarify if all of the personnel involved with the asset management operations of NorthStar Realty will become your employees.

Management's Discussion and Analysis…., page 56

7.   Please tell us if the completion of the offering phases for your sponsored companies will impact the trends associated with your asset management and acquisition fees and your expenses related to earning those fees. If so, please include a discussion of such impact in this section.

Unaudited Pro Forma Financial Information

Pro Forma Income Statements, page 54

8.   Please explain to us how you determined the adjustments described in footnotes 1 and 2 were factually supportable.

9.   Please revise your footnote disclosures to include a more detailed discussion of how the adjustment amounts are determined. Your revised disclosure should include a discussion of the methodology used to determine the amount of equity-based compensation to be allocated to the company as a result of the management agreement with NorthStar Realty. Finally, please explain to us why your adjustment (2) is limited to equity-based compensation expense as does not include any other asset management related expenses.

Pro Forma Balance Sheet, page 55

10.   Please tell us the form that the initial capitalization of NorthStar Asset Management will take (i.e. loan, equity investment). In addition, explain to us how you determined this adjustment was factually supportable.

Management's discussion and analysis of financial condition and results of operations, page 56

Contractual obligations and commitments, page 66

11.   Please confirm to us weather the operating lease amounts in your table are in thousands of dollars or whole dollars.

Non-GAAP financial measures, page 67

12.   Please clarify for us whether you view CAD as a performance or liquidity measure and the reasons for your conclusions. In your response, please address how you considered the fact that your board of directors will consider CAD in determining quarterly cash distributions in arriving at your conclusions.

13.   Please revise your disclosure to include all the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K including a table with the calculation of CAD and reconciliation to the most closely related GAAP measure.

14.   Please revise your disclosure to include a more detailed discussion of the types of adjustments you plan to make to calculate CAD. Specifically, we note in your disclosure that you believe CAD is useful because it adjusts net income (loss) for a variety of non-cash items. However, it appears that you intend to include an adjustment for transaction and other costs, which do not appear to be non-cash items. In addition, please explain the nature of any non-recurring adjustments you intend to make and explain how they meet the requirements of Item 10(e)(1)(ii)(B).

Financial statements, page F-1
General

15.   Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.

16.   We note your disclosure on page 7 that the company will employ the majority of the existing employees of NorthStar Realty following the spin-off. Please tell us whether all of the compensation expense related to these employees was allocated to NorthStar Asset Management Group, Inc. for purposes of preparing these carve-out financial statements.

Combined Statements of Operations, page F-4

17.   Please explain to us how you determined it would be appropriate to present "net commission income" on the face of your statements of operations. Reference is made to Rule 5-03 of Regulation S-X.

Combined Statements of Cash Flows, page F-5

18.   Please tell us the types of activities captured by the line item "net transactions with

NorthStar Realty." In addition, please tell us how these activities meet the requirements of ASC Topics 230-10-45-7 through 10 to be presented on a net basis.

Notes to combined financial statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Asset Management and Other Fees, page F-8

19. Please expand your disclosure to include a more detailed discussion of when fees, particularly incentive fees, are considered to be earned.

3. Management agreements and sponsored companies, page F-9

20. Please expand the disclosure of your policy to describe how you determine whether to defer or seek reimbursement for asset management and other fees.

21. Please expand your disclosure to discuss whether organization and offering costs paid on behalf of sponsored companies, and the related reimbursement, are recorded on a gross or net basis and the basis for your conclusions. Reference is made to ASC Topic 605-45.

6. Equity, page F-12

22. Please explain how you determined it would be appropriate to include unaudited balances in your rollforward of equity. Reference is made to Rule 3-04 of Regulation S-X.

23. Please expand your disclosure to discuss your past and anticipated future borrowing arrangements with NorthStar Realty and reflect the cost of such borrowing in your financial information, if material. Reference is made to SAB Topic 1B1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel